Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

August 17, 2011

RE:	AmREIT, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 18, 2011 File No. 000-53841

Dear Mr. McTiernan,

This letter sets forth the responses of AmREIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated August 10, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Properties, Page 7

1.	Comment: We note your disclosure on page 5 that as of December 31, 2010 your portfolio was 92% leased with a weighted average remaining lease term of 6.4 years. In future Exchange Act periodic reports, please provide a table of lease expirations for the next ten years stating the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases and the percentage of gross annual rental represented by such leases.

Response: The Issuer undertakes in future Exchange Act periodic reports to provide a table of lease expirations for the next ten years stating the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases and the percentage of gross annual rental represented by such leases.

2.	Comment: We note you have disclosed annualized base rent per square foot. Please tell us whether your leases contain material tenant concessions or abatements. If so, in future Exchange Act periodic reports, please present average effective rent per square foot as well and footnote your table to explain how average effective rent is calculated.

Response: In response to the Staff's comment, the Issuer confirms that its current leases do not have material tenant concessions or abatements. In future Exchange Act periodic reports, the Issuer will clarify that its leases do not have material concessions or abatements.

Proxy Statement on Schedule 14A filed April 12, 2011

3.	Comment: We note that in 2010 your compensation committee used the 2010 NAREIT Compensation and Benefits Survey and the 2010 National Real Estate Compensation and Benefits Survey prepared by CEL& Associates as well as SEC filings from your peer group companies to provide it with relevant market data regarding compensation. Please tell us whether you engaged in benchmarking your compensation against other peer companies using market data. To the extent that you benchmarked your compensation, in future filings please disclose the target ranges for each element of your compensation in comparison to your peer group and whether the actual amounts paid fell within those ranges.

Response: In response to the Staff’s comment, the Issuer confirms that it does not engage in benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. Rather, the Issuer assesses general market compensation information through the industry surveys noted in the Staff’s comment and then assesses specific peer compensation information based on its review of proxy filings and other SEC filings of peer companies. After general market and company specific information is quantitatively and qualitatively reviewed, appropriate adjustments may be made to various components of the Issuer’s compensation plan to facilitate the assessment and measurement of short- and long-term goals. This approach is designed to ensure that the Issuer’s compensation arrangements are within market guidelines. Furthermore, the Issuer believes that this approach, along with the components of its compensation plan, allows it to attract and retain a high quality team of professionals and to align their interests with those of the Issuer’s shareholders. As a result of the foregoing, the Issuer cannot disclose the target ranges for each element of its compensation in comparison to its peer group and whether the actual amounts paid fell within those ranges.

The Issuer acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or need additional information, please do not hesitate to contact me at (713) 860-4924.

Sincerely,

/s/ Chad C. Braun

Chad C. Braun

Chief Operating Officer/Chief Financial Officer

AmREIT, Inc.